UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

TUNIU CORPORATION

(Name of Issuer)

Class A Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

89977P106(1)

(CUSIP Number)

Ying Zhou, Esq.

c/o Hony Capital

Suite 09, 70/F Two International Finance Centre

8 Finance Street

Central, Hong Kong

+852 3961 9700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 15, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	There is no CUSIP for the Class A Ordinary Shares. This CUSIP number applies to the Issuer’s American depositary shares (the “ADSs”), each representing three Class A Ordinary Shares.

CUSIP No. 89977P106	Page 2

1.	NAMES OF REPORTING PERSONS Unicorn Riches Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 23,708,743
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 23,708,743

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,708,743
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.71%(2)
14.	TYPE OF REPORTING PERSON CO

(2)

Calculated based on the number in Row 11 above divided by 353,172,383 Class A Ordinary Shares outstanding as of February 28, 2021, as disclosed in the Issuer’s annual report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on April 29, 2021.

CUSIP No. 89977P106	Page 3

1.	NAMES OF REPORTING PERSONS Hony Capital Fund V, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 23,708,743
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 23,708,743

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,708,743
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.71%(2)
14.	TYPE OF REPORTING PERSON PN

(2)

Calculated based on the number in Row 11 above divided by 353,172,383 Class A Ordinary Shares outstanding as of February 28, 2021, as disclosed in the Issuer’s annual report on Form 20-F filed with the SEC on April 29, 2021.

CUSIP No. 89977P106	Page 4

1.	NAMES OF REPORTING PERSONS Hony Capital Fund V GP, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 23,708,743
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 23,708,743

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,708,743
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.71%(2)
14.	TYPE OF REPORTING PERSON PN

(2)

Calculated based on the number in Row 11 above divided by 353,172,383 Class A Ordinary Shares outstanding as of February 28, 2021, as disclosed in the Issuer’s annual report on Form 20-F filed with the SEC on April 29, 2021.

CUSIP No. 89977P106	Page 5

1.	NAMES OF REPORTING PERSONS Hony Capital Fund V GP Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 23,708,743
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 23,708,743

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,708,743
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.71%(2)
14.	TYPE OF REPORTING PERSON CO

(2)

Calculated based on the number in Row 11 above divided by 353,172,383 Class A Ordinary Shares outstanding as of February 28, 2021, as disclosed in the Issuer’s annual report on Form 20-F filed with the SEC on April 29, 2021.

CUSIP No. 89977P106	Page 6

1.	NAMES OF REPORTING PERSONS Legend Holdings Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 23,708,743
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 23,708,743

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,708,743
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.71%(2)
14.	TYPE OF REPORTING PERSON CO

(2)

Calculated based on the number in Row 11 above divided by 353,172,383 Class A Ordinary Shares outstanding as of February 28, 2021, as disclosed in the Issuer’s annual report on Form 20-F filed with the SEC on April 29, 2021.

CUSIP No. 89977P106	Page 7

1.	NAMES OF REPORTING PERSONS John Huan Zhao
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 23,708,743
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 23,708,743

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,708,743
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.71%(2)
14.	TYPE OF REPORTING PERSON IN

(2)

Calculated based on the number in Row 11 above divided by 353,172,383 Class A Ordinary Shares outstanding as of February 28, 2021, as disclosed in the Issuer’s annual report on Form 20-F filed with the SEC on April 29, 2021.

CUSIP No. 89977P106	Page 7

1.	NAMES OF REPORTING PERSONS Yonggang Cao
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 23,708,743
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 23,708,743

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,708,743
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.71%(2)
14.	TYPE OF REPORTING PERSON IN

(2)

Calculated based on the number in Row 11 above divided by 353,172,383 Class A Ordinary Shares outstanding as of February 28, 2021, as disclosed in the Issuer’s annual report on Form 20-F filed with the SEC on April 29, 2021.

CUSIP No. 89977P106	Page 7

1.	NAMES OF REPORTING PERSONS Minsheng Xu
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 23,708,743
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 23,708,743

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,708,743
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.71%(2)
14.	TYPE OF REPORTING PERSON IN

(2)

Calculated based on the number in Row 11 above divided by 353,172,383 Class A Ordinary Shares outstanding as of February 28, 2021, as disclosed in the Issuer’s annual report on Form 20-F filed with the SEC on April 29, 2021.

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D relating to the Class A ordinary shares, par value $0.0001 per share (the “Class A Ordinary Shares”), of Tuniu Corporation, a company organized under the laws of the Cayman Islands (the “Issuer”), filed by Unicorn Riches Limited (“Unicorn”), Hony Capital Fund V, L.P., Hony Capital Fund V GP, L.P., Hony Capital Fund V GP Limited, Legend Holdings Corporation and John Huan Zhao with the United States Securities and Exchange Commission (the “SEC”) on May 18, 2015, as previously amended and supplemented by an amendment to Schedule 13D filed on May 26, 2015 (as so amended, the “Original Schedule 13D”). This Amendment No. 2 is being filed by the Reporting Persons to report the sale of an aggregate 1,242,679 ADSs of the Issuer by certain of the Reporting Persons. Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Original Schedule 13D. This Amendment No. 2 reports transactions effected by the Reporting Persons from the date of the Schedule 13D to the date that this Amendment No. 2 is filed with the SEC.

Item 2.	Identity and Background.

Item 2 of the Original Schedule 13D are hereby amended and restated in their entirety as follows:
(a)—(c) and (f)	This Statement is being filed jointly by the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”): (i) Unicorn Riches Limited, a company incorporated under the laws of the British Virgin Islands (“Unicorn”), (ii) Hony Capital Fund V, L.P., a limited partnership organized under the laws of the Cayman Islands (“Hony Capital V”), (iii) Hony Capital Fund V GP, L.P., a limited partnership organized under the laws of the Cayman Islands (“Hony Capital V GP”), (iv) Hony Capital Fund V GP Limited, a company incorporated under the laws of the Cayman Islands, (v) Legend Holdings Corporation, a company incorporated under the laws of the People’s Republic of China (“Legend Holdings”), (vi) John Huan Zhao, (vii) Yonggang Cao, and (viii) Minsheng Xu.

John Huan Zhao, Yonggang Cao, Minsheng Xu and Legend Holdings have 39.2%, 20.4%, 20.4% and 20.0%, respectively, equity ownership of Hony Capital Fund V GP Limited. Hony Capital Fund V GP Limited is the general partner of Hony Capital V GP, which is the general partner of Hony Capital V, which has 100% equity ownership of Unicorn. As of the Closing Date (as defined below), Unicorn will directly hold 27,436,780 Class A Ordinary Shares of the Issuer. Because of John Huan Zhao’s, Legend Holdings’, Hony Capital Fund V GP Limited’s, Hony Capital V GP’s and Hony Capital V’s relationships to Unicorn, each of them may be deemed to beneficially own the Class A Ordinary Shares of the Issuer directly held by Unicorn.

The present principal occupation of John Huan Zhao is the Chief Executive Officer of Hony Capital Limited. The present principal occupation of Yonggang Cao is the Managing Director of Hony Capital. The present principal occupation of Minsheng Xu is the Managing Director of Hony Capital. The principal business of each of Unicorn, Hony Capital V, Hony Capital V GP, Hony Capital Fund V GP Limited, Hony Capital Limited and Legend Holdings is making investments in public and private companies.

The principal business address of each of Unicorn, Hony Capital V, Hony Capital V GP, Hony Capital Fund V GP Limited, John Huan Zhao, Yonggang Cao, Minsheng Xu and Hony Capital Limited is as follows:

c/o Hony Capital Limited Suite 09, 70/F Two International Finance Centre 8 Finance Street Central, Hong Kong

The principal business address of Legend Holdings is as follows:

17th Floor, Tower B, Raycom Info Tech Park No. 2, Kexueyuan Nanlu Haidian District, Beijing, P. R. China

The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of each of Unicorn, Hony Capital Fund V GP Limited and Legend Holdings are set forth in Schedule I hereto and are incorporated herein by reference.

(d)—(e)	During the last five years, none of the Reporting Persons (or, to the knowledge of each of the Reporting Persons, any of the other persons listed in Schedule I hereto) has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

During the period from April 22, 2021 to July 14, 2021, Unicorn Riches Limited sold an aggregate of 1,242,679 ADSs of the Issuer in open market sales for a gross sales price of US$2.4266 per ADS or US$3,015,497.25 in the aggregate. On July 14, 2021, the closing price of the ADSs on the New York Stock Exchange was US$2.05 per ADS.

Item 5.	Interest in Securities of the Issuer.

Items 5(a), 5(b) and 5(c) of the Original Schedule 13D are hereby amended and restated in their entirety as follows:

(a,b) Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person. References to percentages of ownership listed in Row 13 for each Reporting Person was calculated based upon divided by 353,172,383 Class A Ordinary Shares as provided by the Issuer to the Reporting Persons as outstanding as of February 28, 2021. This Amendment No. 2 reports transactions effected by the Reporting Persons from the date of the Schedule 13D to the date that this Amendment No. 2 is filed with the Securities and Exchange Commission.

(c) There were no other transactions by the Reporting Persons of the Company’s Ordinary Shares during the past 60 days other than as described in Item 4 above.

SCHEDULE I

Schedule I is hereby amended and restated in its entirety as follows:

The name, present principal occupation, business address and citizenship of each directors and executive person of the relevant entities are set forth below.

I.	UNICORN RICHES LIMITED

A.	Directors

Name	Present Principal Occupations	Citizenship	Business Address
Hony Capital Ltd	Director of Unicorn Riches Limited	Cayman Islands	PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands

B.	Executive Officer

Unicorn Riches Limited does not have any executive officer.

II.	HONY CAPITAL FUND V GP LIMITED

A.	Directors

Name	Present Principal Occupations	Citizenship	Business Address
NING Min	Chairman of Legend Holdings Corporation*	People’s Republic of China	17th Floor, Tower B, Raycom InfoTech Park, 2 Kexueyuan Nanlu, Haidian District, Beijing 100190, People’s Republic of China

LI Peng	Chief Executive Officer of Legend Holdings Corporation	People’s Republic of China	17th Floor, Tower B, Raycom InfoTech Park, 2 Kexueyuan Nanlu, Haidian District, Beijing 100190, People’s Republic of China

ZHAO John Huan	Chief Executive Officer of Hony Capital Limited	United States of America	Suite 09, 70/F Two International Finance Centre, No.9 Finance Street, Central, Hong Kong

YUAN Bing	Chief Operating Officer of Hony Capital Limited	Hong Kong Special Administrative Region	6th Floor, South Tower C, Raycom InfoTech Park 2 Kexueyuan Nanlu, Haidian District, Beijing 100190, People’s Republic of China

CAO Yonggang	Managing Director of Hony Capital Limited	People’s Republic of China	Suite 09, 70/F Two International Finance Centre, No.9 Finance Street, Central, Hong Kong

BAO Xiaobin	Managing Director of Hony Capital Limited	People’s Republic of China	6th Floor, South Tower C, Raycom InfoTech Park 2 Kexueyuan Nanlu, Haidian District, Beijing 100190, People’s Republic of China

B.	Executive Officer

Hony Capital Fund GP Limited does not have any executive officer.

*

The principal business of Legend Holdings Corporation is making investments in public and private companies, and its address is 17th Floor, Tower B, Raycom InfoTech Park, 2 Kexueyuan Nanlu, Haidian District, Beijing 100190, the People’s Republic of China.

III.	LEGEND HOLDINGS CORPORATION

A.	Directors

Name	Present Principal Occupations	Citizenship	Business Address
NING Min	Chairman of Legend Holdings Corporation	People’s Republic of China	17th Floor, Tower B, Raycom InfoTech Park, 2 Kexueyuan Nanlu, Haidian District, Beijing 100190, People’s Republic of China

LI Peng	Chief Executive Officer of Legend Holdings Corporation	People’s Republic of China	17th Floor, Tower B, Raycom InfoTech Park, 2 Kexueyuan Nanlu, Haidian District, Beijing 100190, People’s Republic of China

ZHAO John Huan	Chief Executive Officer of Hony Capital Limited	United States of America	Suite 09, 70/F Two International Finance Centre, No.9 Finance Street, Central, Hong Kong.

ZHU Linan	Chairman of Legend Capital Limited	People’s Republic of China	17th Floor, Tower B, Raycom InfoTech Park, 2 Kexueyuan Nanlu, Haidian District, Beijing 100190, People’s Republic of China

WU Lebin	Director of Legend Holdings Corporation	People’s Republic of China	17th Floor, Tower B, Raycom InfoTech Park, 2 Kexueyuan Nanlu, Haidian District, Beijing 100190, People’s Republic of China

SUO Jishuan	Chairman of Chinese Academy of Sciences Holdings Co., Ltd.*	People’s Republic of China	14th Floor, Tower B, Raycom InfoTech Park, 2 Kexueyuan Nanlu, Haidian District, Beijing 100190, People’s Republic of China

WANG Yusuo	Chairman of ENN Energy Holdings Limited **	People’s Republic of China	38 Hongrun Road, Economic and Technological Development Zone, Langfang City, Hebei Province, People’s Republic of China

MA Weihua	Director of Legend Holdings Corporation	People’s Republic of China	17th Floor, Tower B, Raycom InfoTech Park, 2 Kexueyuan Nanlu, Haidian District, Beijing 100190, People’s Republic of China

ZHANG Xuebing	Partner of Zhonglun Law Firm ***	People’s Republic of China	28th Floor, SK Building, 6 Jianguomenwai Avenue, Chaoyang District, Beijing, People’s Republic of China

HAO Quan	Director of Legend Holdings Corporation	People’s Republic of China	17th Floor, Tower B, Raycom InfoTech Park, 2 Kexueyuan Nanlu, Haidian District, Beijing 100190, People’s Republic of China

YIN Jian’an	Director of Legend Holdings Corporation	People’s Republic of China	17th Floor, Tower B, Raycom InfoTech Park, 2 Kexueyuan Nanlu, Haidian District, Beijing 100190, People’s Republic of China

B.	Executive Officers

Name	Present Principal Occupations	Citizenship	Business Address
LI Peng	Chief Executive Officer of Legend Holdings Corporation	People’s Republic of China	17th Floor, Tower B, Raycom InfoTech Park, 2 Kexueyuan Nanlu, Haidian District, Beijing 100190, People’s Republic of China

*

Chinese Academy of Sciences Holdings Co., Ltd. is an asset management vehicle wholly owned by the Chinese Academy of Sciences, a national academic and research institution owned and controlled by the PRC government, and its address is 702 Yingu Mansion, 9 Beisihuanxi Road, Haidian District, Beijing 100190, the People’s Republic of China.

**

ENN Energy Holdings Limited is clean energy distribution in China, and its address is Building A, ENN Industrial Park, Xinyuan DongDao Road, Economic and Technological Development Zone, Langfang City, Hebei Province, People’s Republic of China.

***	Zhonglun Law Firm is a law firm in China, and is address is 28th Floor, SK Building, 6 Jianguomenwai Avenue, Chaoyang District, Beijing, People’s Republic of China.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 15, 2021

UNICORN RICHES LIMITED

By:	/s/ John Huan ZHAO
Name:	John Huan ZHAO
Title:	Authorized Signatory

HONY CAPITAL FUND V, L.P.
Acting by its sole general partner Hony Capital Fund V GP, L.P.

By:	/s/ John Huan ZHAO
Name:	John Huan ZHAO
Title:	Authorized Signatory

HONY CAPITAL FUND V GP, L.P.
Acting by its sole general partner Hony Capital Fund V GP Limited

By:	/s/ John Huan ZHAO
Name:	John Huan ZHAO
Title:	Authorized Signatory

HONY CAPITAL FUND V GP LIMITED

By:	/s/ John Huan ZHAO
Name:	John Huan ZHAO
Title:	Authorized Signatory

LEGEND HOLDINGS CORPORATION

By:	/s/ NING Min
Name:	NING Min
Title:	Authorized Signatory

JOHN HUAN ZHAO

By:	/s/ John Huan ZHAO
Name:	John Huan ZHAO

YONGGANG CAO

By:	/s/ Yonggang CAO
Name:	Yonggang CAO

MINSHENG XU

By:	/s/ Minsheng XU
Name:	Minsheng XU